UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 3)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION
                            (Name of Subject Company)


                              SUNTERRA CORPORATION
                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    86787D208
                      (CUSIP Number of Class of Securities)


                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 16, 2007, as amended by Amendment No.1 on March 20, 2007 and Amendment No. 2 on March 22, 2007 (as so amended, the "Schedule 14D-9"), by Sunterra Corporation, a Maryland corporation ("Sunterra" or the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended to amend and restate, as set forth below, the disclosure set forth under the caption " - North American Business Valuation Analyses - Analysis of Selected Comparable Publicly Traded Companies" and under the caption "- North American Business Valuation Analyses - Analysis of Selected Comparable Acquisitions", each in the section entitled "Opinion of Sunterra's Financial Advisors - Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated", in each case to add certain additional information. These amended and restated disclosures are being made pursuant to an agreement in principle to resolve the actions entitled Caruso v. Sunterra Corp., et al., Case No. A537559 and Saullo v. Benson, et al., Case No. A525433, each filed in the Eighth Judicial District Court for the State of Nevada in and for the County of Clark and described in Item 8 of the Schedule 14D-9, and so as to provide additional information to its stockholders. Sunterra has reached a settlement-in-principle with the plaintiffs in those actions pursuant to which it was agreed that the following amended and restated disclosures would be made. The settlement is subject to Court approval. As part of the settlement, plaintiffs will be permitted to apply to the court for an award of attorney's fees and costs not to exceed $489,000, and an incentive award for Saullo, not to exceed $10,000, for his efforts in connection with the action. The Court, however, will determine what amounts shall be paid as part of the settlement, and neither the effectiveness and approval of the settlement, nor the Offer and Merger, are conditioned upon any award, in any amount, to plaintiff or his counsel.

   North American Business Valuation Analyses

      Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information, Merrill Lynch compared financial and operating information and ratios for the Company's North American business with the corresponding information for a selected group of publicly traded companies. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of the Company's North American business. The selected companies were:

      o     Bluegreen Corporation;

      o     Silverleaf Resorts; and

      o     ILX Resorts.

      Merrill Lynch calculated an equity value for each of these companies based on their respective closing share prices as of March 8, 2007 and the number of shares, options and convertible securities outstanding as reflected in publicly available information. Using these equity values, Merrill Lynch calculated an enterprise value for each company by adding to these equity values the amount of each company's net debt as reflected in its most recent publicly available balance sheet.

      Using estimates of earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per share, or EPS, for each of these companies derived from estimates published by selected Wall Street research analysts, Merrill Lynch calculated the following multiples for each company:


      o Transaction or enterprise value as a multiple of EBITDA based on o fiscal 2006 and fiscal 2007 estimated EBITDA and enterprise values calculated as described above;

      o Price/earnings, or P/E multiples based on fiscal 2006 and fiscal 2007 estimated EPS and the closing share price as of March 8, 2007; and

      o     Book value multiples based on equity value as described above.

      The following table summarizes Merrill Lynch's analyses:

                                              RELATED PUBLIC TRADING COMPARABLES - TIMESHARE

               ---------------------------------------------------------------------------------------------------------------
                                                               Equity Value/
                                                             ----------------              Net                     P/E       Proj.
                                      52-Wk          Equity  Gross   Tangible   Total      Debt   TEV/EBITDA    Multiple(2)   EPS
                     Price    ---------------------- Market   Book     Book   Enterprise  +Pref/ ------------  ------------  Growth
   Company   Ticker 3/8/2007  % High   High    Low   Cap(1)  Value    Value    Value(1)    TEV   2006E  2007E  2006E  2007E  Rate(2)
------------ ------ --------  ------  ------  ------ -----   -----   -------- ----------  ------ -----  -----  -----  -----  ------
Timeshare

Sunterra      SNRR   11.85     79.2%   14.96    6.86   239   1.39x    2.60x       587      59.3%  8.5x   7.3x  15.2x  11.3x  15.0%
------------ ------ --------  ------  ------  ------ -----   -----    -----   ----------  ------ -----  -----  -----  -----  -----
Bluegreen     BXG    11.48     73.8%   15.55   10.84   358   1.03x    1.05x       616      39.7%  5.7x   5.2x   8.0x   7.3x  15.0%
Corporation
------------ ------ --------  ------  ------  ------ -----   -----    -----   ----------  ------ -----  -----  -----  -----  -----
Silverleaf    SVL     4.56     89.6%    5.09    3.00   181   1.26x    1.26x       465      61.0%  7.9x   7.2x   8.3x   7.2x     NA
Resorts
------------ ------ --------  ------  ------  ------ -----   -----    -----   ----------  ------ -----  -----  -----  -----  -----
ILX Resorts   ILX     9.36     88.3%   10.60    8.99    33   0.86x    0.86x        68      48.6%    NA     NA     NA     NA     NA
------------ ------ --------  ------  ------  ------ -----   -----    -----   ----------  ------ -----  -----  -----  -----  -----


                      Mean     82.7%  $11.55   $7.42  $203   1.14x    1.44x      $434      52.1%  7.4x   6.6x  10.5x   8.6x  15.0%
                    Median     83.8%  $12.78   $7.93  $210   1.14x    1.15x      $526      53.9%  7.9x   6.2x   8.3x   7.3x  15.0%


Timeshare Embedded Within
Other Comparables

Wyndham - Timeshare (3)
Starwood Hotels & Resort -                                                $2,274-$2,923      7.0x-9.0x
Timeshare(3)
                                                                                 $2,120                  8.0x

-------------------------

Note: Dollar amounts in USD millions except per share amounts. Actual financials are based on latest public filings, pro forma for applicable subsequent events. Estimated financials based on latest available Wall Street research reports. Calendarized to December 31 year end.

(1) For market capitalization purposes, fully diluted shares include shares, units, options using the treasury stock method and any convertible securities. Total enterprise value defined as Equity Capitalization + Net Debt + Preferred Stock + Minority Interest.

(2)   Based on I/B/E/S Consensus estimates as of February 22, 2007.

Source:  Selected Wall Street research analysts.


      Merrill Lynch compared the maximum, mean, median and minimum implied multiples it calculated for the comparable companies to the implied multiples it calculated for the Company. The results of Merrill Lynch's comparison are reflected in the following table:


                  EQUITY     EQUITY
                  VALUE/     VALUE/
                   GROSS    TANGIBLE   FY 2006    FY 2007    FY 2006   FY 2007
                   BOOK       BOOK      EBITDA     EBITDA      P/E       P/E
                   VALUE      VALUE    MULTIPLE   MULTIPLE   MULTIPLE  MULTIPLE
                  --------  --------   --------   --------   --------  --------
                   1.39x      2.60x       8.5x       7.3x     15.2x    11.3x
      Maximum

      Mean         1.14x      1.44x       7.4x       6.6x     10.5x     8.6x

      Median       1.14x      1.15x       7.9x       6.2x      8.3x     7.3x

      Minimum      0.86x      0.86x       5.7x       5.2x      8.0x     7.2x


      Company      1.39x      2.60x       8.5x       7.3x     15.2x    11.3x

      Based on the foregoing and Merrill Lynch's analyses of the various comparable companies and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 7.0x to 8.0x to the Company management's estimates of fiscal 2007 EBITDA for the Company's North American business as adjusted for restructuring, investigation and other one-time charges (which we refer to herein as fiscal 2007 Adjusted EBITDA) and calculated implied per share values for the Company's North American business ranging from $7.40 to $10.90 based on the fiscal 2007 Adjusted EBITDA estimate derived from the management projections.

      None of the selected comparable companies is identical to the Company's North American business. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as those of the Company.


      Analysis of Selected Comparable Acquisitions. Using publicly available information, Merrill Lynch calculated transaction value as a multiple of EBITDA, and as a multiple of revenue and EPS, for certain transactions that it deemed comparable to the proposed transaction. The following table summarizes Merrill Lynch's analysis:


--------------------------------------------------------------------------------------------------------------------------------
                        VALUATION OF SUNTERRA CORPORATION
                       Transaction Comparables - Timeshare
                              (Dollars in Millions)
                                                                                   Transaction       Transaction
                                                                                      Value/            Value/      Offer Price/
                                                                                ----------------- ---------------- --------------
 Announcement                                                Offer  Transaction   LTM    Forward   LTM    Forward   LTM   Forward
     Date             Acquiror               Target          Value    Value     Revenue  Revenue  EBITDA  EBITDA    EPS     EPS
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   04/01/02     Cendant               Trendwest Resorts       $937      $1,024     2.2x       NA   10.9x       NA  16.8x   13.7x
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   12/17/01     Cendant               Equivest Finance          86         333     2.6x       NA    8.1x       NA  10.5x      NA
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   11/02/00     Cendant               Fairfield Communities    735         823     1.5x     1.2x    7.0x     5.8x  11.1x   10.7x
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   11/17/99     Equivest Finance      Peppertree Resorts        35         112     1.6x       NA      NA       NA    NA       NA
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   07/19/99     Starwood Hotels &     Vistana                  416         664     2.4x     1.9x   10.9x     7.3x  17.3x   15.5x
                Resorts
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   07/17/98     Equivest Finance      Eastern Resorts           30          58     2.5x       NA      NA       NA    NA       NA
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   08/18/97     Vistana               Success Development       36          36     3.8x       NA  230.6x  (1)  NA    NA       NA
                                      Group
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   08/11/97     Fairfield             Vacation Break USA       113         174     1.7x     1.3x    9.9x     6.1x  12.5x   10.5x
                Communities
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   06/15/97     Signature Resorts     LSI Group Holdings        49          50     1.9x       NA    9.0x       NA    NA       NA
                (Sunterra)
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   05/15/97     Signature Resorts     Plantation Resort         59         118     2.6x       NA    9.1x       NA    NA       NA
                (Sunterra)            Group
--------------- --------------------- ---------------------- ------ ----------- -------- -------- ------- -------- ----- --------
   09/23/96     Signature Resorts     AVCOM International       32         101     2.7x       NA   47.0x  (1)  NA    NA       NA
                (Sunterra)
                                      Mean                                         2.3x     1.5x    9.3x     6.4x  13.6x   12.6x
                                      Median                                       2.4x     1.3x    9.1x     6.1x  12.5x   12.2x


------------------------------------------------------------------------------

(1) Excluded from mean and median.


      Merrill Lynch calculated the transaction value for each transaction by multiplying the amount of the announced per share consideration paid or payable in each transaction by the number of fully diluted outstanding shares of the target company based upon publicly available information and adding to the result the amount of the company's net debt as of the date of the target company's most recent balance sheet prior to announcement of the transaction.

      Although Merrill Lynch calculated transaction value as a multiple of revenue and EPS, Merrill Lynch focused upon transaction value as a multiple of EBITDA as Merrill Lynch believed this was the most relevant metric for purposes of its comparable transactions analysis. For each of the transactions, Merrill Lynch calculated the transaction value as a multiple of EBITDA for the most recently reported 12 months prior to the date of announcement of the transaction, which we refer to as the LTM EBITDA Multiple and calculated the transaction value as a multiple of EBITDA one year forward for those transactions for which forecasted one year forward EBITDA was available, which we refer to as the Forward EBITDA Multiple. The average LTM EBITDA Multiple for all the transactions, excluding certain transactions which Merrill Lynch determined should be excluded from this calculation due to disparities in the LTM EBITDA multiples for those transactions, was 9.3x and the average Forward EBITDA Multiple based on the transactions for which information was available, was 6.4x.

      Based on the foregoing and Merrill Lynch's analyses of the various transactions and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 7.0x to 9.0x to the Company managements' estimate of the fiscal 2007 Adjusted EBITDA for the Company's North American business to derive a range of implied enterprise values for the Company's North American business. Merrill Lynch derived ranges of implied equity values for the Company's North American business by deducting from the implied enterprise values the amount of the net debt of the Company's North American business as of December 31, 2006 as provided by the Company's management. Using the implied equity values and numbers of outstanding shares, options, warrants and convertible securities of the Company as provided by the Company's management, Merrill Lynch calculated implied per share values for the Company's North American business ranging from $7.40 to $14.50.

      None of the transactions analyzed by Merrill Lynch is identical to the proposed transaction. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies party to those transactions as well as the transactions and other factors that could affect the transactions and the proposed Offer and Merger.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify as of April 18, 2007 that the information set forth in this statement is true, complete and correct.

                                    SUNTERRA CORPORATION


                                    By:  /s/  Frederick C. Bauman
                                       -----------------------------
                                    Name:  Frederick C. Bauman
                                    Title: Vice President, General Counsel and
                                           Secretary